 NEWS RELEASE

YAMANA EXTENDS OFFER FOR MERIDIAN GOLD AND INCREASES CASH
CONSIDERATION TO C$4.00 PER SHARE

Toronto, Ontario, August 14, 2007 –YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has increased the cash component of its offer to acquire all of the outstanding common shares of Meridian Gold Inc., waived the due diligence access condition and extended the offer deadline to September 7, 2007.

Yamana has raised the cash component of the offer by C$0.85 per share to a total of C$4.00 per share, which represents an approximate 27% increase in the cash portion of the consideration.   Meridian Gold shareholders will now be entitled to receive 2.235 Yamana common shares plus C$4.00 in cash for each Meridian common share tendered and taken up by Yamana. The cash portion of the consideration will now be funded from a new $400 million acquisition five-year credit facility obtained specifically for the purposes of this offer. Yamana no longer intends to rely on the funds previously made available from Northern Orion to fund the cash portion of its offer.

Based on the respective closing prices on the Toronto Stock Exchange on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s offer now represents a spot premium of approximately 26.3%.  The premium is approximately 27.6% based on the then 20-day average closing prices on the Toronto Stock Exchange.

“We have listened to shareholders and, equally, we have made it clear that we would be prudent and disciplined.  This is a full, fair and final price,” said Peter Marrone, Yamana’s chairman and chief executive officer. “The offer provides Meridian shareholders with considerable value including a significant cash payment and a stake in a gold-focused mid-tier producer with significant share liquidity, strong returns, a proven ability to deliver on development projects and meaningful growth potential from an extensive gold only exploration and development pipeline.”

“We believe that our offer is the most compelling choice for Meridian’s shareholders,” continued Mr. Marrone.  “We encourage Meridian’s shareholders to consider these benefits and tender their shares to the offer.”

In addition, Yamana has waived the due diligence condition.  While Yamana would have preferred to conduct due diligence, it has relied on Meridian’s public disclosure and believes the benefits of certainty with proceeding on an unconditional basis outweigh the need for due diligence.

The timeline for acceptance of the offer is also extended to 8:00 p.m. (Toronto time) on September 7, 2007, the 50th day following its commencement of the offer, in order to provide Meridian shareholders with an opportunity to fully consider the offer and tender to it.  In the event that the Board of Meridian does not take the necessary steps to waive the Meridian rights plan, Yamana intends to apply to the applicable securities regulatory authorities for a cease trade order prohibiting the trading and exercise of the rights.

The terms of Yamana’s consensual deal with Northern Orion remain unchanged and the Board of Northern Orion continue to support the transaction and unanimously recommend that their shareholders vote in favour of the Plan of Arrangement at the special meeting scheduled to take place on August 22, 2007.  Following an affirmative vote, it is Yamana’s intention to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender for the Meridian shares.

“We are providing increased certainty for both Northern Orion and Meridian shareholders by eliminating the due diligence access condition and securing the approval of Northern Orion shareholders well in advance of the expiry date,” continued Mr. Marrone.  “There is a strategic fit and logic to this combination and we believe the rapid pace of change in our industry and capital markets further underscores the merits of this combination.”

Full details of the new Yamana offer are included in a Notice of Change, Variation and Extension that will be filed on SEDAR (www.sedar.com) and on the SEC’s website (www.sec.gov) and will be made available on Yamana’s website (www.yamana.com). The Notice of Change, Variation and Extension is in the process of being mailed to Meridian shareholders.

Genuity Capital Markets, Canaccord Capital Corporation and JP Morgan are financial advisors to Yamana. Yamana’s Canadian legal advisor is Cassels Brock & Blackwell LLP and its US legal advisor is Dorsey & Whitney LLP.

For the purposes of U.S. tender offer rules, Yamana hereby discloses that approximately 21,611 Meridian common shares have been tendered to the offer as at August 13, 2007.  The original expiry date of the offer before the extension was August 27, 2007.

Conference Call
Yamana will host a conference call and webcast to discuss the proposed transaction on August 14, 2007 at 11 a.m. (ET). A slide presentation will accompany the conference call and webcast.  To view the slide presentation and webcast, please visit the Events section of the web site at www.yamana.com.  The slide presentation is also available by clicking on the link provided on the home page for documents relating to the proposed transaction.

Conference Call Information:
Toll Free:	800-814-4857
Conference Call REPLAY:
Replay Call:	416-640-1917 Passcode 21243800#
Replay Toll Free Call:	877-289-8525 Passcode 21243800#

The conference call replay will be available from 9:00 a.m. (ET) on August 15, 2007 until 11:59 p.m. (ET) on August 22, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR INVESTOR QUESTIONS, CONTACT:
Kingsdale Shareholder Services
Toll-free:  1-866-897-7644
Banks and brokers call collect:  (416) 867-2272
Email:  contactus@kingsdaleshareholder.com

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION:
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com
www.yamana.com
Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)
the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”).  Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc.  No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)
The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.  UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of Yamana filed with the United States Securities and Exchange Commission.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources are not mineral reserves and have not demonstrated economic viability.  Other than as disclosed, the effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Annual Information Form of Yamana for the year ended December 31, 2006 available under Yamana’s profile at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.